

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2011

David M. Denton
Executive Vice President and
Chief Financial Officer
CVS Caremark Company
One CVS Drive
Woonsocket, RI 02895

> **Re: CVS Caremark Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 18, 2011**
> **File No. 001-01011**

Dear Mr. Denton:

We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where the comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information you provide in response to this comment, we may have additional comments and/or request that you amend your filing.

Exhibit 13
Item 7. Management's Discussion And Analysis Of Financial Condition And Results Of Operations
Revenue Recognition, page 37

1. For each estimate that reduces your revenues including product returns, manufacturing rebates, and other discounts and allowances please revise your disclosure to include the following:

    *   The amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what were used to arrive at each

accrual such as a range of reasonably likely amounts or other type of sensitivity analysis;
- The factors considered in estimating each accrual such as historical return of products;
- A roll forward of the accrual for each estimate for each period presented showing the following:
    - o Beginning balance,
    - o Current provision related to sales made in current period,
    - o Current provision related to sales made in prior periods,
    - o Actual returns or credits in current period related to sales made in current period,
    - o Actual returns or credits in current period related to sales made in prior periods, and
    - o Ending balance; and
- In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Melissa N. Rocha, Accounting Brach Chief, at (202) 551-3854 if you have questions regarding this comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant